                                                                   EXHIBIT 12.30


                               DTE ENERGY COMPANY
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                                         Year Ended December 31

                                               2001      2000      1999      1998      1997
                                               ============================================

                                                      (Millions, except for ratio)

EARNINGS:
 Pretax earnings                               $219     $480      $546      $600    $  678
  Add:
   Loss from equity investee                     22       26        15         5         3
   Fixed charges                                501      370       378       360       349
   Distributed income from equity investees       9       --        --        --        --
                                               ----     ----      ----      ----    ------
NET EARNINGS                                    751      876       939       965     1,030
                                               ----     ----      ----      ----    ------

FIXED CHARGES:
  Interest expense                              470      336       344       319       297
  Interest factor of rents                        8       34        34        34        34
  Preferred stock dividend factor                23       --        --         7        18
                                               ----     ----      ----      ----    ------
    Total fixed charges                        $501     $370      $378      $360    $  349
                                               ----     ----      ----      ----    ------
Ratio of earnings to fixed charges             1.50     2.37      2.48      2.68      2.95
                                               ====     ====      ====      ====    ======
